Exhibit 19.1

OCULAR THERAPEUTIX, INC.

Amended and Restated Insider Trading Policy

1.	Background and purpose

The federal securities laws prohibit any member of the Board of Directors (a “Director”), any officer (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934 (the “Exchange Act”), an “executive officer”) or any employee of Ocular Therapeutix, Inc. (together with its subsidiaries, the “Company”) from purchasing or selling Company securities on the basis of material nonpublic information concerning the Company, or from tipping material nonpublic information to others.  These laws impose severe sanctions on individuals who violate them.  In addition, the Securities and Exchange Commission (the “SEC”) has the authority to impose large fines on the Company and on the Company’s Directors, executive officers and controlling stockholders if the Company’s employees engage in insider trading and the Company has failed to take appropriate steps to prevent it (so-called “controlling person” liability).

This insider trading policy is being adopted in light of these legal requirements, and with the goal of helping:

●	prevent inadvertent violations of the insider trading laws;
●	avoid embarrassing proxy disclosure of reporting violations by persons subject to Section 16 of the Exchange Act;
●	promote compliance with the Company’s obligation to publicly disclose information related to its insider trading policies and procedures and the use of certain trading arrangements by Company insiders;
●	avoid even the appearance of impropriety on the part of those employed by, or associated with, the Company;
●	protect the Company from controlling person liability; and
●	protect the reputation of the Company, its Directors and its employees.

As detailed below, this policy applies to family members and certain other individuals and entities with whom Directors and employees have relationships.  Although the provisions in Sections 2 and 3 of this policy are not applicable to transactions by the Company itself, transactions by the Company will only be made in accordance with applicable U.S. federal securities laws, including those relating to insider trading.

1.1What Type of Information is “Material”?

Information concerning the Company is considered “material” if there is a substantial likelihood that a reasonable shareholder would consider the information important in making an investment decision with respect to the Company’s securities.  Stated another way, there must be a substantial likelihood that a reasonable shareholder would view the information as having significantly altered the “total mix” of information available about the Company.  Material information can include positive or negative information about the Company.  Information concerning any of the following subjects, or the Company’s plans with respect to any of these subjects, would often be considered material:

●	the Company’s liquidity, cash burn rate, revenues or earnings;
●	a significant merger or acquisition involving the Company;
●	a change in control of the Company;
●	a significant change in the management or the Board of Directors of the Company;
●	the Company’s decision to commence or terminate the payment of cash dividends;
●	the public or private sale of a significant amount of securities of the Company;
●	the establishment of a program to repurchase securities of the Company;
●	a stock split;
●	a default on outstanding debt of the Company or a bankruptcy filing;
●	a new product release or a significant development, invention or discovery;
●	information concerning upcoming FDA actions or other significant regulatory developments, including a significant product recall;
●	information concerning significant clinical trials or non-clinical studies, including the timing of and findings and data from such trials and studies;
●	a significant licensing or collaboration agreement, or serious discussions regarding such an agreement;
●	the loss, delay or gain of a significant contract, sale or order or other important development regarding customers, business partners or suppliers;
●	a significant cybersecurity incident or investigation of a potential such incident;
●	any litigation or dispute to which the Company may be a party;
●	a conclusion by the Company or a notification from its independent auditor that any of the Company’s previously issued financial statements should no longer be relied upon; or

●	a change in or dispute (within the meaning of Item 304 of Regulation S-K) with the Company’s independent auditor.

This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could give rise to material information.

1.2When is Information “Nonpublic”?

Information concerning the Company is considered nonpublic if it has not been disseminated in a manner making it available to investors generally.

Information will generally be considered nonpublic unless (1) the information has been disclosed in a press release, in a public filing made with the SEC (such as a Report on Form 10-K, Form 10-Q or Form 8-K), or through a news wire service or daily newspaper of wide circulation, and (2) a sufficient amount of time has passed so that the information has had an opportunity to be digested by the marketplace.

2.	PROHIBITIONS RELATING TO TRANSACTIONS IN THE COMPANY’S SECURITIES
2.1Covered Persons.  This Section 2 applies to the following individuals and entities (each a “Covered Person” and, collectively, the “Covered Persons”):
●	all Directors;
●	all employees;
●	all family members of Directors and employees who share the same address as, or are financially dependent on, the Director or employee and any other person who shares the same address as the Director or employee (other than (x) an employee or tenant of the Director or employee or (y) another unrelated person whom the Chief Financial Officer or the highest ranking legal officer at the Company (the “General Counsel”) determines should not be covered by this policy); and
●	all corporations, limited liability companies, partnerships, trusts or other entities controlled by any of the above Covered Persons, unless the entity has implemented policies or procedures designed to ensure that such Covered Person cannot influence transactions by the entity involving Company securities.
2.2Prohibition on Trading While Aware of Material Nonpublic Information.
(a)Prohibited Activities.  Except as provided in Section 2.2(b), no Covered Person may:
●	purchase, sell or gift (which term, as used in this policy, includes charitable donations) any securities of the Company while such

Covered Person is aware of any material nonpublic information concerning the Company or recommend doing so to someone else; or
●	tip or otherwise disclose to someone else any material nonpublic information concerning the Company if the recipient may use that information to purchase, sell or gift Company securities or tip that information to others.

In addition, no Covered Person who, in the course of service to the Company, learns of material nonpublic information about another company (1) with which the Company does business, such as the Company’s distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with Company, may purchase, sell or gift that other company’s securities until the information becomes public or is no longer material, or tip or otherwise disclose to someone else such information if the recipient may use that information to purchase, sell or gift that other company’s securities or tip that information to others.

(b)Exceptions.  The prohibitions in Sections 2.2(a) and 2.3 on purchasing, selling and gifting of Company securities do not apply to:
◾exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable equity award agreement; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker) while the Covered Person is aware of material nonpublic information or during an applicable blackout period (as defined in Section 2.3(b));
◾acquisitions or dispositions of Company common stock under the Company’s 401(k) or other individual account plan that are made pursuant to standing instructions, in a form approved by the Company, not entered into or modified while the Covered Person is aware of material nonpublic information or during an applicable blackout period;
◾other purchases of securities from the Company (including purchases under the Company’s employee stock purchase plan  pursuant to standing instructions, in a form approved by the Company) or sales of securities to the Company; provided, however, that if the transaction involves the exercise of stock options or other equity awards, the transaction must be permitted by the first bullet above;

◾bona fide gifts either to other Covered Persons or that are approved in advance by the Company;
◾purchases, sales or gifts made pursuant to a binding contract, written plan or specific instruction which satisfies the applicable affirmative defense conditions of Rule 10b5-1(c), including as applicable the requirements applicable to an eligible sell-to-cover transaction as defined in Rule 10b5-1(c)(1)(ii)(D)(3), or for which the affirmative defense is available under Rule 10b5-1(c) because such plan was adopted prior to February 27, 2023, met the affirmative defense conditions in effect at the time of adoption, and was not modified or changed on or after February 27, 2023 (a “trading plan”); provided such trading plan: (1) is in writing and (2) was submitted to the Company for review prior to its adoption; and
◾purchases, sales or gifts made pursuant to a binding contract, written plan or specific instruction which satisfies the definition of a “non-Rule 10b5-1 trading arrangement” as such term is defined in Item 408(c) of Regulation S-K, provided such non-Rule 10b5-1 trading arrangement: (1) is in writing and (2) was submitted to the Company for review prior to its adoption.
(c)Application of Policy After Cessation of Service.  If an individual or entity ceases to be a Covered Person at a time when such individual or entity is aware of material nonpublic information concerning the Company, the  prohibitions on purchasing, selling and gifting of securities in Section 2.2(a) shall continue to apply until that information has become public or is no longer material.
2.3Blackout Periods.
(a)Regular Blackout Periods.  Except as provided in Section 2.2(b), no  Covered Person may purchase, sell or gift any securities of the Company during the period beginning two weeks prior to the end of each fiscal quarter and ending upon the completion of the first full trading day after the public announcement of earnings for such quarter (a “regular blackout period”).
(b)Corporate News Blackout Periods.  The Company may from time to time notify Directors, executive officers and other specified employees that an additional blackout period (a “corporate news blackout period”) is in effect in view of significant events or developments involving the Company.  In such event, except as provided in Section 2.2(b), no  person who is notified of a corporate news blackout period may purchase, sell or gift any securities of the Company during such corporate news blackout period or inform anyone else that a corporate news blackout period is in effect.  (In this policy, regular blackout periods and corporate news blackout periods are each referred to as a “blackout period.”)

(c)Awareness of Material Non-Public Information when a Blackout Period is Not in Effect. Even if no blackout period is then in effect, if a Covered Person is aware of material nonpublic information, then the prohibitions contained in Section 2.2(a) apply.
2.4Prohibition on Pledges.  No Covered Person may purchase Company securities on margin, borrow against Company securities held in a margin account, or pledge Company securities as collateral for a loan.  However, an exception may be granted in extraordinary situations where a Covered Person  wishes to pledge Company securities as collateral for a loan (other than a margin loan) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.  Any Covered Person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Chief Financial Officer or the General Counsel.
2.5Prohibition on Short Sales, Derivative Transactions and Hedging Transactions.  No Covered Person may engage in any of the following types of transactions with respect to Company securities:
●	short sales, including short sales “against the box”; or
●	purchases or sales of puts, calls or other derivative securities; or
●	purchases of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities.
2.6Partnership Distributions.  Nothing in this policy is intended to limit the ability of a venture capital partnership or other similar entity with which a Director is affiliated to distribute Company securities to its partners, members or other similar persons.  It is the responsibility of each affected Director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances and applicable securities laws.
2.7Underwritten Public Offering.  Nothing in this policy is intended to limit the ability of any Covered Person to sell Company securities as a selling stockholder in an underwritten public offering pursuant to an effective registration statement in accordance with applicable securities law.
3.	ADDITIONAL PROHIBITIONS APPLICABLE TO DIRECTORS, EXECUTIVE OFFICERS AND DESIGNATED EMPLOYEES
3.1Pre-Clearance Persons.  This Section 3 applies to the following Covered Persons, who are subject to certain additional restrictions as set forth herein (each a “Pre-Clearance Person” and, collectively, the “Pre-Clearance Persons”):
●	all Directors;
●	all executive officers;

●	such other employees as are designated from time to time by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or the General Counsel as being subject to this Section 3 (the “Designated Employees”);
●	all family members of Directors, executive officers and Designated Employees who share the same address as, or are financially dependent on, the Director, executive officer or Designated Employee and any other person who shares the same address as the Director, executive officer or Designated Employee (other than (x) an employee or tenant of the Director, executive officer or Designated Employee or (y) another unrelated person whom the Chief Financial Officer or General Counsel determines should not be covered by this policy); and
●	all corporations, limited liability companies, partnerships, trusts or other entities controlled by any of the above Pre-Clearance Persons, unless the entity has implemented policies or procedures designed to ensure that such Pre-Clearance Person cannot influence transactions by the entity involving Company securities.
3.2Notice and Pre-Clearance of Transactions.
(a)Pre-Transaction Clearance.  No Pre-Clearance Person may purchase, sell, gift, transfer, or otherwise acquire or dispose of securities of the Company, either directly or indirectly, other than in a transaction permitted under Section 2.2(b), unless such Pre-Clearance Person pre-clears the transaction with either the Chief Financial Officer or the General Counsel.  A request for pre-clearance shall be made in accordance with the procedures established by the Chief Financial Officer or the General Counsel.  The Chief Financial Officer and the General Counsel (or either of them) shall have sole discretion to decide whether to clear any contemplated transaction. The General Counsel (or, if there is no General Counsel then-serving, the Chief Executive Officer) shall have sole discretion to decide whether to clear transactions by the Chief Financial Officer or by Pre-Clearance Persons subject to this Section 3 as a result of their relationship with the Chief Financial Officer, and the Chief Financial Officer (or, there is no Chief Financial Officer then-serving, the Chief Executive Officer) shall have sole discretion to decide whether to clear transactions by the General Counsel or by Pre-Clearance Persons subject to this Section 3 as a result of their relationship with the General Counsel. All transactions that are pre-cleared must be effected within three business days of receipt of the pre-clearance unless a longer or shorter period has been specified by the General Counsel or the Chief Financial Officer (or the Chief Executive Officer, acting as described above). A pre-cleared transaction (or any portion of a pre-cleared transaction) that has not been effected during the three business day period must be pre-cleared again prior to execution.  Notwithstanding receipt of pre-clearance, if the Pre-Clearance Person becomes aware of material non-public information or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed.
(b)Post-Transaction Notice.  Each Pre-Clearance Person who is subject to reporting obligations under Section 16 of the Exchange Act shall also notify the Chief Financial

Officer or the General Counsel (or the designee of the Chief Financial Officer or the General Counsel) of the occurrence of any purchase, sale, gift, transfer or other acquisition or disposition of securities of the Company as soon as possible following the transaction, but in any event within one business day after the transaction.  Such notification may be oral or in writing (including by e-mail) and should include the identity of the Pre-Clearance Person, the type of transaction, the date of the transaction, the number of shares involved, the purchase or sale price, and whether the transaction was effected pursuant to a contract, instruction or written plan that is intended either to satisfy the affirmative defense conditions of Rule 10b5-1(c) (and if so, the date of adoption of such contract, instruction or written plan) or to constitute a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).
(c)Deemed Time of a Transaction.  For purposes of this Section 3.2, a purchase, sale, gift, transfer, or other acquisition or disposition shall be deemed to occur at the time the person becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).
4.	REGULATION BTR

If the Company is required to impose a “pension fund blackout period” under Regulation BTR, each Director and executive officer shall not, directly or indirectly sell, purchase or otherwise transfer during such blackout period any equity securities of the Company acquired in connection with the service of such person as a Director or officer of the Company, except as permitted by Regulation BTR.

5.	penalties for VIOLATION

Violation of any of the foregoing rules is grounds for disciplinary action by the Company, including termination of employment.  In addition to any disciplinary actions the Company may take, insider trading can also result in administrative, civil or criminal proceedings which can result in significant fines and civil penalties, being barred from service as an officer or director of a public company, or imprisonment.

6.	company assistance and EDUCATION
6.1Education.  The Company shall take reasonable steps designed to ensure that all Directors and employees of the Company are educated about, and periodically reminded of, the federal securities law restrictions and Company policies regarding insider trading.
6.2Assistance.  The Company shall provide reasonable assistance to all Directors and executive officers, as requested by such Directors and executive officers, in connection with the filing of Forms 3, 4 and 5 under Section 16 of the Exchange Act.  However, the ultimate responsibility, and liability, for timely filing remains with the Directors and executive officers.
6.3Limitation on Liability.  None of the Company, the Chief Executive Officer, the Chief Financial Officer, the General Counsel or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a trading plan submitted pursuant to Section 2.2(b), a request for pre-clearance submitted pursuant to Section 3.2(a) or a request to allow a pledge submitted pursuant to Section 2.4.  Notwithstanding any review of a trading plan pursuant to Section 2.2(b) or pre-clearance of a transaction pursuant to Section 3.2(a), none of the Company, the Chief Executive Officer, the Chief Financial Officer, the General Counsel or the Company’s other employees assumes any liability for the legality or consequences of such trading plan or transaction to the person engaging in or adopting such trading plan or transaction.

Initially adopted: June 14, 2014.

Amended and Restated: November 11, 2025.